



INVESTOR PRESENTATION

Friedman Billings Ramsey 11th Annual Investor Conference

November 30, 2004



Safe Harbor Statement –
Private Securities Litigation Reform Act of 1995

Forward Looking Information

This presentation may include forward-looking statements. These forward-looking statements include comments with respect to our objectives and strategies, and the results of our operations and our business.

However, by their nature, these forward-looking statements involve numerous assumptions, uncertainties and opportunities, both general and specific. The risk exists that these statements may not be fulfilled. We caution readers of this presentation not to place undue reliance on these forward-looking statements as a number of factors could cause future company results to differ materially from these statements.

Forward-looking statements may be influenced in particular by factors such as fluctuations in interest rates and stock indices, the effects of competition in the areas in which we operate, and changes in economic, political, regulatory and technological conditions. We caution that the foregoing list is not exhaustive.

When relying on forward-looking statements to make decisions, investors should carefully consider the aforementioned factors as well as other uncertainties and events.





Why New York Mortgage Trust?

- Internally managed "active" residential mortgage REIT

- MBS Portfolio: Favorable returns using reasonable leverage and a disciplined, risk-adverse, interest rate hedging strategy

- The New York Mortgage Company (TRS): Rapidly growing, mortgage originator with 68 locations:
  = Low cost assets for portfolio + Profitable gain-on-sale business

- Self Originations: High quality prime ARM loans
  = low credit risk in portfolio.

- Experienced management team with 19% inside ownership

- Attractive dividend with minimal credit & interest rate risk





Key Statistics   NYSE:NTR

- $135 million initial public offering June 24, 2004

- $1.2 billion portfolio of mortgage backed securities & loans

- $6.79 book value attractive relative to peers

- 1.38 price to book ratio (based on Nov 26, 2004 closing price)

- Strong "out of the box" dividend yield

  - 7% ($0.16) dividend Q3 2004 (1st quarter after IPO – ramp-up)
  - 10% – 11% estimated dividend yield Q4 2004 (1st quarter fully invested)
  - Growing dividend as self originations replace current portfolio
    - Portfolio will be substantially self-originated by Dec 2005
    - 19% insider stock ownership

- $3.4B approximate current origination volume run-rate



Straightforward Corporate Structure



(Real Estate Investment Trust)
Mortgage Loans & Securitized Loan Portfolio

Prime ARM Loans Held in Portfolio

Prime ARM Loans Transferred from TRS to REIT at Cost and Securitized

THE NEW YORK MORTGAGE COMPANY, LLC

(Taxable REIT Subsidiary)

Loan origination

Loans Sold

Fixed and Non-Portfolio ARMs Sold Servicing Released to 3rd Parties; Cash Sales



Long-Term Asset Preservation & Stabilized Dividends

- *Self-origination & retention strategy*
  - Prime retail mortgage originations through The New York Mortgage Company, a taxable REIT subsidiary (TRS)

  - High credit quality ARM's will be retained; all others sold

- *Portfolio strategy*
  - Retained ARM's are transferred to REIT at cost & securitized

  - Simple and effective mitigation of interest rate risk

  - $1.2 billion portfolio of mortgage-backed securities and loans
    - 100% agency or AAA-rated residential mortgage securities
    - Self-originated, securitized, ARMs replacing current portfolio





Origination Capabilities





The New York Mortgage Company (NYMC)

- NYMC is a prime retail, referral based residential lender
  - Consistent year-over-year originations growth, complemented by recent branch acquisitions
  - 68 physical locations in 14 states (at 11/26/04)
  - Approximately 800 employees (at 11/26/04)
  - Mortgage originations in 41 states (at 11/26/04)
  - Current annual run rate origination volume of approximately $3.4 billion (at 11/26/04)

- Attractive product mix
  - Approximately 52% ARM production
  - High credit quality prime loans
  - Approximately half of ARM production portfolio eligible



Origination Growth Consistently Outpaces Market

NYMC v. Industry* Origination Growth



NYMC Purchase v. Refi Originations



Historic Purchase Lending is Stable*



NYMC v. Industry* Purchase Origination Volume



* Source: Mortgage Bankers Association



Rapidly Growing Origination Franchise

Growing Geographic Footprint

- Strong continued organic growth, and

- Disciplined strategic branch acquisitions

Results in:

- Acceleration of self-originated portfolio

- Opportunities for increased TRS profits



States with Retail Branches



States Licensed/Authorized





Low Cost Branch Acquisitions - 2004

- **Guaranty Residential Lending Branch Acquisition** (*Price $1.3M – asset purchase)*
  - <u>15 retail branches & 25 satellite offices</u> in Northeast and Mid-Atlantic states
  - 300 employees, 160 retail Loan Officers & $300M application pipeline (approx)
  - Current run-rate of $1.7 billion annually
  - Low-bid winner of competitive bid process – based upon ability to execute

- **SIB Mortgage Corp. Branch Acquisition** *(Price $0)***:**
  - <u>8 retail branches</u> in New England and Mid-Atlantic States
  - 134 employees & loan application pipeline
  - Current run-rate $400 million annually

- **Both Transactions Were Consistent with NTR's disciplined stated strategy:**
  - Enhanced geographic presence (GRL & SIB = 7 new states presence)
  - Low cost, low risk, opportunistic originations growth
  - Similar corporate cultures
  - Accretive to profitability – increase in volume *and* economies of scale
  - Expanded talent pool and best practices

- **NYMC is well positioned for future organic and opportunistic growth through additional strategic acquisitions**





Mortgage-Backed Portfolio





Portfolio Strategy

- Investment in Agency & AAA ARM loans and securities
  - Initial fixed periods of 5 years and shorter = manageable interest rate risk
  - <u>Portfolio will be substantially comprised of self originated loans by 12/31/05</u>

- Conservative, effective hedging
  - Hedges, primarily swaps & caps, used to manage interest rate risk
  - No speculation

- Reasonable Leverage
  - Leverage range of 10-12 times equity

- Significant pickup in yield through self-originations
  - Self originated loans = lower cost & higher yield (pickup of 25-40 bps)
  - ARMs (5/1 or shorter) originated by NYMC replace current portfolio
  - Self originated loans are transferred to REIT at cost and securitized
  - *To maintain pickup* in yield from self-originations high FICO, low LTV loans are selected for portfolio (thus minimizing credit risk)





Portfolio Loan Characteristics

- Atypically strong portfolio loan credit characteristics
- Disciplined approach towards loan selection
- Experienced *in-house* underwriting & credit decisions

Average Loan Balance:	$450,000
Average Loan to Value:	67%
Average FICO:	742
Full Doc Loans:	83%
Purchase Originations:	66%
5/1 Hybrid ARMs or Shorter:	100%

Insulates Portfolio Against Credit Risk





REIT Portfolio Economics

	Short	Current Market Yields Hybrid ARMs		
	< 3/1	3/1	5/1	Blended
Approximate Asset Allocation	58%	28%	14%	
Asset Yield				3.92%
Borrowing Cost (Including Hedging*)				2.65%
Net Interest Spread				**1.27%**
Leverage (Debt/Equity)				11x
Levered Return				14.0%
Equity Yield				3.9%
Gross ROE - Initial Portfolio				**17.9%**
Less G&A Expense				2.8%
Projected Net ROE - Initial Portfolio				**15.1%**
Additional Yield - Self Originations (Substantially Complete by 12/05)				**3.5%**
Projected Net ROE - Self Originated Portfolio				**18.6%**

*Net Duration after Hedging   3 months





Financing, Liquidity & Leverage

- Adequate financing capacity
    - Warehouse ➔ Aggregation line ➔ Securitization ➔ Repo
    - Multiple counterparties, available credit ($4.0 billion in repo capacity)

- Liquidity assured through high-quality assets
    - Securitize loans into AAA assets

- Reasonable leverage
    - 10x to 12x
    - Integrated with risk management

- No "save now, pay later" structured repo derivative financing

- Currently no Euro dollar futures

High Quality Assets Providing Balanced Risk & Return





Financial Highlights





Third Quarter 2004 Financial Highlights

- Q3 2004 Dividend: 7% ($0.16) (1st quarter after IPO ramp-up)

- Q4 2004 Dividend: 10%–11% <u>estimated</u> (1st qtr fully invested)

- Growing dividend as self originations replace current portfolio

- Loan Originations: $415 million

  - current quarterly run-rate $830 million

  - approximately 52% were ARMs (half portfolio eligible)

- Q3 debt to equity ratio: 10 times

- Total assets: $1.35 billion

- Outstanding financing arrangements: $1.2 billion





Financial Viability of TRS is not Sacrificed

- Replacement of portfolio with self-originated loans - does not sacrifice viability of TRS *or* diminish book value

- TRS not operating at substantial losses
  - Avoids "double-whammy" on cash flow
    - REIT stands alone for dividend payment
    - No need for REIT to subsidize TRS's losses
  - Net book value not depleted via TRS losses
  - TRS absorbs significant REIT G&A expenses

- Since REIT pays out its net income, true organic growth in net book value can be only derived at the TRS level

Active REIT goal: to have cost of self-originated loans (including profit or loss of TRS, securitization costs & credit losses) to be less than purchase of AAA rated securities

NYMT
NEW
YORK
MORTGAGE
TRUST



Operational & Financial Transparency

- Retained loans transfer to REIT at GAAP cost basis
  - TRS operations stand-alone; no gain-on-sale is recognized on retained loans and thus *no need for gain-on-sale eliminations*
  - Segment reporting does not obfuscate losses between REIT and TRS performance via "elimination" entity

- MBS are *all* classified as "held for sale"
  - MBS are marked-to-market with changes in value recorded to OCI
  - No use of "held for trading" status in order to recognize short-term P&L benefits

- Self-originated, securitized loans classified as "held to maturity"
  - GAAP costs are amortized using effective yield method





Operational & Financial Transparency

- Balanced portfolio; short duration mismatch (3 months)
    - "Plain vanilla" hedging of interest rate risk using interest rate swaps and caps
    - No "save now, pay later" structured repos – we are not taking bets on interest rates or optionality
    - Honest CPRs – consistent with current market dynamics and actual portfolio experience
    - Our low OCI variability, as a percentage of equity, proves our hedging strategy

- Strong portfolio loan characteristics
    - Emphasis on credit characteristics for long-term portfolio viability
    - No statistical barbells: narrow band of high FICOs & low LTVs





Management and Board





Management Team

- **Steven Schnall**   **Chairman & Co-CEO, Director**
    - Co-founder, President and CEO of NYMC
    - 15 years experience in mortgage banking
- **David Akre**   **Co-CEO, Director**
    - Former VP at Thornburg Mortgage – whole loan trading, capital markets, ALCO
    - GE Capital Mortgage – pipeline hedging, loan securitization
    - 19 years residential whole loan trading, MBS sales, mortgage originations
- **Ray Redlingshafer**   **President & CIO, Director**
    - Former VP of Mortgage Trading for Goldman Sachs and Salomon Smith Barney
    - National Director for Securities Marketing for Freddie Mac
    - VP ARM Trading, promoted to Mortgage Sales and Product Manager at UBS
- **Michael Wirth, CPA**   **Chief Financial Officer**
    - Former CFO of Newcastle Investment Co.; CharterMac, AMAC, & Aegis Realty
    - IPO, corporate governance, investment and corporate strategy experience
    - Institutional buy-side and structured finance of real estate securities, equity and debt, Big Four real estate consulting and audit experience
- **Steve Mumma, CPA**   **Chief Operating Officer**
    - Former VP of Risk Management and Liquidity at Natexis ABM Corp
    - Co-managed ARMs and CMO floating rate portfolio for Credit Agricole
    - Controller for PaineWebber Real Estate Securities





Board of Directors

Independent Board Member	Major Affiliations & Previous Positions
Thomas K. White	SVP of Fannie Mae, Investment Banker at Bear Stearns, EVP of National Council of State Housing Agencies
Mary Dwyre Pembroke	Director, Government Relations for Freddie Mac, Counsel to Senate Banking Committee, Manager with Citibank
David R. Bock	Director, Operations Staff at World Bank, Managing Director Lehman Brothers
Alan L. Hainey	President and COO of GE Capital Mortgage, Owner Carolina Dominion, LLC
Steven G. Norcutt	Washington Capital, SVP of Reliastar, EVP and COO of Centennial Mortgage
Jerome F. Sherman, PhD	Tenured Professor at Creighton University, University of Nebraska



Attractive Relative Valuation


Price to Tangible Book
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
NFI
IMH
AHM
HMB
MHL
RWT
TMA
NTR

Source: 10-Q filings; stock prices as of November 26, 2004



Why New York Mortgage Trust?

- Internally managed "active" residential mortgage REIT

- MBS Portfolio: Favorable returns using reasonable leverage and a disciplined, risk-adverse, interest rate hedging strategy

- The New York Mortgage Company (TRS): Rapidly growing, mortgage originator with 68 locations:
  = Low cost assets for portfolio + Profitable gain-on-sale business

- Self Originations: High quality prime ARM loans

  = low credit risk in portfolio.

- Experienced management team with 19% inside ownership

- Attractive dividend with minimal credit & interest rate risk

